Filed by Liberty Interactive Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation

Commission File No.: 001-33982

Excerpts from the Transcript of Liberty Interactive Corporation at the Morgan Stanley Technology, Media and Telecom Conference held on March 4, 2014

Benjamin Swinburne, Analyst, Morgan Stanley & Co. LLC

Before I ask you about the QVC trends, just from a structural perspective, tell everybody what the plan is with LINTA from here, in terms of trackers . . . .

Gregory B. Maffei, President, Chief Executive Officer & Director, Liberty Interactive Corp.

We’ve got to keep it interesting. So what we’ve announced publicly is that we are going to [track], out of the Liberty Interactive side, our e-commerce companies, our digital commerce companies, into a new [tracker], Liberty Digital, that will house or wall off those businesses.

. . .

Benjamin Swinburne

QVC, maybe the biggest e-commerce business that people don’t focus enough on.

Gregory B. Maffei

Absolutely.

Benjamin Swinburne

What’s happening...

Gregory B. Maffei

$9 billion-ish of revenue, 44% e-commerce. I mean, it’s a big e-commerce company.

Benjamin Swinburne

Yeah. What’s happening for that business as you guys transition to more mobile, tablet-based buying? It seems like some of the stats now have gotten pretty high on those platforms.

Gregory B. Maffei

Yeah. Something like a third of all of that e-commerce is mobile, measured either phone or tablet. You got to say that’s, in my mind, very impressive, their ability to adapt and change and react to customer trends and really get in front of them, and so full credit to the QVC management team.

Benjamin Swinburne

What’s your read and the QVC’s team read on third of the consumer in the U.S. and overall retail trends? There’s been a bit of a soft retail quarter with the holidays, but...

Gregory B. Maffei

Yeah. I think it’s been — our U.S. numbers were very good relative to most for Q4. But it’s clearly a very tepid U.S. retail environment. And you’re only measuring whether you’re the tallest midget in some ways right now because it’s not very strong.

Benjamin Swinburne

And sort of same question, as you look around the world in your existing properties, Germany, U.K., what are the trends there? U.K., I think a lot of people are expecting to see an improvement.

Gregory B. Maffei

U.K. is doing very well for us.

Benjamin Swinburne

Great.

Gregory B. Maffei

We’ve, I think to some degree — the environment to some degree, the execution of our U.K. team, that business is doing very well. Germany has been tough. How much of that is the German environment, how much of that is our own shooting our toes off, I think some of it’s ourselves. Italy has had some slowdown, partly due to some factors about air time in Italy that is, again, not totally self-inflicted. Japan is getting a little bit of a rebound. And China, we are doing very well.

Benjamin Swinburne

Do you still expect to expand into new markets over the longer term with QVC?

Gregory B. Maffei

Absolutely. I think we’ve talked about France, Spain, Brazil are all markets we’ve had substantive discussions with partners and looked at alternatives, and they sort of ebb and flow based in part on what kind of relationship we can get with the local partner for distribution or what distribution is available, and also our ability to find unique product, product that’s attractive, get it warehoused and distributed attractively. But first and foremost, it’s about getting TV distribution for us.

. . .

Benjamin Swinburne

. . . What are the assets inside of Liberty Digital that shareholders should be focused on and excited about and what are the trends people should be focused on?

Gregory B. Maffei

We’ve got a diversity of businesses which are some which are in better shape and some which are less strong. I think the ones that are the most attractive are probably two. CommerceHub, which is not really an e-commerce business, it’s digital, it’s not a customer-facing business. It’s more of a SaaS kind of model where it helps people drop-ship and provides information flows across drop-shipping. Tremendous growth, tremendous business, high free cash flow margins.

Secondly probably is Bodybuilding.com, which has had excellent growth as well. Lots of differentiation because of its body space, kind of a social network where you outline what your workout program is, about 1.5 million people have done that, as well as content on the site about how to achieve your goals in terms of workouts, and then commerce on the site in terms of what products we can sell you that’ll help you meet those goals. I think that content/commerce or content, community and commerce triangle has worked very well for Bodybuilding and that is excellent growth.

Some of the other ones are probably, I think, in more difficult parts of industries. Some challenges around, for example, Backcountry where the structure of the industry or bad weather has impacted some performance, got more people going direct, some of our suppliers like in North Face, you’ve got more people entering that space and made it more difficult. ...[M]anagement has thought hard and executing well against that. But that combo combined with did we get enough snow and cold weather early, particularly in the East and West Coast, where the bulk of our customers are, that can drive results.

ProFlowers, I think I talked about some of this in the call, they made some investments in RedEnvelope which haven’t yet paid. They had a pretty good 2013 in terms of flowers. It’s going to be a little tougher in 2014 because the Pax storm that some of you on the New York and Boston area know well certainly impacted deliveries for Valentine’s Day. And we had a lot of make-goods. I think we’ve built some customer relationships, but nonetheless it was expensive. And lastly, the BuyCostumes business is really molding itself. Small business but that’s one that we’ve got some work to do on.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks, international expansion and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stocks, competitive issues and regulatory matters affecting our business. These forward looking statements speak only as of the date of the transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the proposed QVC Group tracking stock, the proposed Liberty Digital Commerce tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed new tracking stocks will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stocks. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.